Exhibit (a)(5)(E)

Gleacher & Company, Inc. Announces Final Results of Self Tender Offer

New York, NY—November 29, 2011—Gleacher & Company, Inc. (Nasdaq: GLCH) today announced the final results of its modified “Dutch auction” tender offer to purchase up to 6 million shares of its common stock, which expired at 12:00 midnight, New York City time, on November 22, 2011.

Gleacher has accepted for purchase 6,601,313 shares of its common stock at a purchase price of $1.25 per share.  Included within the shares accepted for purchase are 601,313 additional common shares that Gleacher elected to purchase pursuant to its option to increase the size of the offering by up to 2% of the outstanding shares of its common stock.  The tender offer was not subject to proration.  Payment for the shares accepted for purchase under the tender offer will be made promptly, and all shares tendered and not purchased will be returned promptly to stockholders.

Gleacher is purchasing the shares, which represent 5.17% of the shares outstanding prior to the consummation of the tender offer, at a total cost of $8,251,641.25, excluding fees and expenses relating to the tender offer.  Gleacher expects to have 121,128,126 shares of its common stock outstanding immediately following consummation of the tender offer.

Gleacher is authorized to repurchase additional shares of its common stock from time to time pursuant to the stock repurchase program authorized by the Board of Directors of Gleacher.  Gleacher’s stock repurchase program may be modified or terminated by Gleacher’s Board of Directors at any time.  Pursuant to Rule 13e-4(f) of the Securities Exchange Act of 1934, as amended, no additional repurchases by Gleacher of shares of its common stock may be made prior to December 8, 2011.

The information agent for the tender offer is MacKenzie Partners, Inc.; the depositary is American Stock Transfer & Trust Company, LLC; and the dealer manager is Gleacher & Company Securities, Inc.  For questions and information, please call the information agent toll free at (800) 322-2885.

About Gleacher & Company, Inc.

Gleacher & Company, Inc. (Nasdaq: GLCH) is an independent investment bank that provides corporate and institutional clients with strategic and financial advisory services, including merger and acquisition, restructuring, recapitalization, and strategic alternative analysis, as well as capital raising, research based investment analysis, and securities brokerage services, and, through a new subsidiary, engages in residential mortgage lending.  For more information, please visit www.gleacher.com.

Forward-Looking Statements

This press release may contain “forward-looking statements.” These statements are not historical facts but instead represent the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s forward-looking statements are subject to various risks and uncertainties, including the conditions of the securities markets, generally, and demand for the Company’s services within those markets and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in its forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any of its forward-looking statements.

For Additional Information Please Contact:

Investor Contact	Media Contact

Gleacher & Company, Inc.	Joele Frank, Wilkinson Bimmer Katcher
Thomas Hughes	Andrew Siegel / Nick Lamplough
Chief Executive Officer	212.355.4449
212.273.7100